

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 22, 2016

<u>Via E-mail</u>
Mr. Lane Griffin
Chief Executive Officer
Idaho North Resources Corp.
1220 Big Creek Road
Kellogg, Idaho 83837

>   **Re: Idaho North Resources Corp.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2015**
>   **Response Dated January 13, 2016**
>   **File No. 000-55045**

Dear Mr. Griffin:

We have reviewed your January 20, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2016 letter.

<u>Item 1. Business</u>

<u>Properties page 5</u>

1.   We note your response to comment 1. Our research indicates that your KN 1 to KN 6, KN 14 to KN 16, KN 25, and KN 59 claims were closed on September 1, 2014. Please advise. If true, please confirm that you will modify future filings accordingly.

You may contact John Coleman at (202) 551-3610 if you have questions regarding the comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining